FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2002

RE. 8/1/02

STENA AB
(Translation of registrant's name into English)

SE-405 19 GOTHENBURG, SWEDEN
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X Form 40-F............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes........................ No........................X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stena AB

Date: August 29, 2002 By: [signature]

Name: Svante Carlsson
Title: Chief Financial Officer and Executive Vice President

Stena AB and Consolidated Subsidiaries

Table of Contents | Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	
Condensed Consolidated Income Statements for the three month periods ended June 30, 2001 and June 30, 2002	3
the six month periods ended June 30, 2001 and June 30, 2002	4
Condensed Consolidated Balance Sheets as of December 31, 2001 and June 30, 2002	5
Condensed Consolidated Statements of Cash Flow for the six month periods ended June 30, 2001 and June 30, 2002	6
Notes to Condensed Consolidated Financial Statements	7 - 9
OPERATING AND FINANCIAL REVIEW	10 - 21

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements

	Three month periods ended June 30, 2001	June 30, 2002	
	(unaudited)		
	SEK	SEK	$
	(in millions)		
Revenues:			
Shipping: Operations	628	423	46
Net gain on sale of vessels	1	–	–
Total shipping	629	423	46
Ferry lines: Operations	2,064	2,209	240
Net gain (loss) on sale of vessels	–	(2)	–
Total ferry lines	2,064	2,207	240
Drilling	439	550	60
Property: Operations	188	221	24
Net gain on sale of properties	–	13	1
Total property	188	234	25
Other	3	3	–
Total revenues	3,323	3,417	371
Direct operating expenses:			
Shipping	(401)	(330)	(36)
Ferry lines	(1,613)	(1,552)	(169)
Drilling	(195)	(209)	(23)
Property operations	(76)	(90)	(10)
Other	(2)	(1)	–
Total direct operating expenses	(2,287)	(2,182)	(238)
Selling and administrative expenses	(334)	(375)	(40)
Depreciation and amortization	(373)	(444)	(48)
Total operating expenses	(2,994)	(3,001)	(326)
Income from operations	329	416	45
Share of affiliated companies' results	34	51	6
Financial income and expense:			
Dividends received	4	11	1
Gain (loss) on securities, net	135	(82)	(9)
Interest income	16	13	1
Interest expense	(238)	(233)	(26)
Foreign exchange gains (losses), net	4	(2)	–
Other financial income (expense), net	(34)	(22)	(2)
Total financial income and expense	(113)	(315)	(35)
Income before taxes	250	152	16
Income taxes	(120)	(131)	(14)
Net income	130	21	2

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements

	Six month periods ended June 30, 2001 (unaudited) SEK (in millions)	June 30, 2002 (unaudited) SEK (in millions)	June 30, 2002 (unaudited) $ (in millions)
Revenues:			
Shipping: Operations	1,333	907	99
Net gain on sale of vessels	124	–	–
Total shipping	1,457	907	99
Ferry lines: Operations	3,453	3,708	402
Net gain (loss) on sale of vessels	–	(2)	–
Total ferry lines	3,453	3,706	402
Drilling	801	1,091	118
Property: Operations	366	440	48
Net gain on sale of properties	–	9	1
Total property	366	449	49
Other	5	6	1
Total revenues	6,082	6,159	669
Direct operating expenses:			
Shipping	(826)	(752)	(82)
Ferry lines	(2,884)	(2,856)	(310)
Drilling	(354)	(461)	(50)
Property operations	(153)	(185)	(20)
Other	(8)	(1)	–
Total direct operating expenses	(4,225)	(4,255)	(462)
Selling and administrative expenses	(660)	(732)	(79)
Depreciation and amortization	(727)	(890)	(97)
Total operating expenses	(5,612)	(5,877)	(638)
Income from operations	470	282	31
Share of affiliated companies' results	(31)	4	–
Financial income and expense:			
Dividends received	4	11	1
Gain (loss) on securities, net	151	(70)	(7)
Interest income	59	37	4
Interest expense	(482)	(477)	(52)
Foreign exchange gains (losses), net	(27)	(10)	(1)
Other financial income (expense), net	152	120	13
Total financial income and expense	(143)	(389)	(42)
Minority interest	–	1	–
Income (loss) before taxes	296	(102)	(11)
Income taxes	(88)	(17)	(2)
Net income (loss)	208	(119)	(13)

4

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets

	December 31, 2001	June 30, 2002 (unaudited)	
	SEK	SEK	$
	(in millions)		
ASSETS			
Noncurrent assets:			
Intangible assets	17	15	2
Tangible fixed assets:			
Property, vessels and equipment	25,461	23,639	2,567
Financial fixed assets:			
Investments in affiliated companies	2,184	1,968	214
Marketable securities	1,077	724	79
Other assets	640	894	97
Total noncurrent assets	29,379	27,240	2,959
Current assets:			
Inventories	256	222	24
Receivables	1,923	2,403	261
Prepaid expenses and accrued income	946	902	98
Short-term investments	376	436	47
Cash and cash equivalents	2,182	720	78
Total current assets	5,683	4,684	508
Total assets	35,062	31,923	3,467
STOCKHOLDERS' EQUITY AND LIABILITIES			
Stockholders' equity:			
Capital stock	5	5	1
Reserves	11,105	10,546	1,144
Total stockholders' equity	11,110	10,551	1,145
Provisions:			
Deferred income taxes	724	715	78
Other	706	324	35
Total provisions	1,430	1,039	113
Noncurrent liabilities:			
Long-term debt:			
Property	4,644	4,609	501
Other	7,951	8,106	880
Senior Notes	3,188	2,807	305
Capitalized lease obligations	467	502	54
Other noncurrent liabilities	172	146	16
Total noncurrent liabilities	16,422	16,170	1,756
Current liabilities:			
Short-term debt:			
Property	60	14	2
Other	2,651	660	72
Capitalized lease obligations	67	61	7
Trade accounts payable	423	456	50
Accrued costs and prepaid income	1,811	2,025	220
Income tax payable	184	161	17
Other current liabilities	904	786	85
Total current liabilities	6,100	4,163	453
Total stockholders' equity and liabilities	35,062	31,923	3,467

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow

	Six month periods ended		
	June 30, 2001	June 30, 2002	
	(unaudited)		
	SEK	SEK	$
	(in millions)		
Net cash flows from operating activities:			
Net income	208	(119)	(13)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	727	890	97
Share of affiliated companies' results	31	(4)	—
(Gain)/loss on sale of property, vessels and equipment	(124)	(7)	(1)
(Gain)/loss on sale of securities	(151)	70	7
Unrealized foreign exchange (gains) losses	(243)	405	83
Deferred income taxes	(35)	19	2
Minority interest	—	(1)	—
Other non cash items	(136)	(155)	(17)
Net cash flows from trading securities	(141)	61	7
Changes in assets and liabilities, net of effects of dispositions of business:			
Receivables	(553)	(614)	(67)
Prepaid expenses and accrued income	(31)	(12)	(1)
Inventories	31	26	3
Trade accounts payable	37	65	7
Accrued costs and prepaid income	413	275	30
Income tax payable	109	(14)	(2)
Other current liabilities	124	(84)	(48)
Net cash provided by/(used in) operating activities	266	801	87
Net cash flows from investing activities:			
Cash proceeds from sale of property, vessels and equipment	371	127	14
Capital expenditure on property, vessels and equipment	(1,197)	(1,148)	(125)
Purchase of subsidiary net of cash acquired	(207)	—	—
Proceeds from sale of securities	372	413	45
Purchase of securities	(351)	(259)	(28)
Other investing activities	223	(323)	(35)
Net cash used in investing activities	(789)	(1,190)	(129)
Net cash flows from financing activities:			
Proceeds from issuance of debt	832	318	35
Principal payments on debt	(515)	(2,396)	(260)
Net change in borrowings on line-of-credit agreements	(217)	1,316	143
New capitalized lease obligations	--	122	13
Principle payments capital lease obligations	(17)	(54)	(6)
Net change in restricted cash accounts	59	(98)	(11)
Other financing activities	35	(272)	(30)
Net cash provided by/(used in) financing activities	177	(1,064)	(116)
Effect of exchange rate changes on cash and cash equivalents	27	(9)	(1)
Net change in cash and cash equivalents	(319)	(1,462)	(159)
Cash and cash equivalents at beginning of period	1,122	2,182	237
Cash and cash equivalents at end of period	803	720	78

6

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into United States dollars ($) using the rate on June 30, 2002 of $1 = SEK 9.2070.

Note 2 Affiliated companies

The Company's investments in affiliated companies are accounted for under the equity method. Following the increase of ownership in Stena Line in late 2000, Stena Line is consolidated as a subsidiary as of October 31, 2000. P&O Stena Line, which as of June 30, 2002 was 40% owned by the Company, is included as an affiliated company. See also Subsequent Events below.

Note 3 Segment information

	Six month periods ended	
	June 30, 2001	June 30, 2002
Depreciation and amortization:		
Shipping: Roll-on/Roll-off vessels	65	57
Crude oil tankers	13	8
Other shipping	3	3
Total shipping	81	68
Ferry lines	374	396
Drilling	242	393
Property operations	25	31
Other	5	2
Total	727	890
Income from operations:		
Shipping: Roll-on/Roll-off vessels	(5)	9
Crude oil tankers	366	(7)
Other shipping	(20)	(12)
Net gain on sale of vessels	124	--
Total shipping	465	(10)
Ferry lines: Operations	(262)	(35)
Net gain (loss) on sale of vessels	--	(2)
Total ferry lines	(262)	(37)
Drilling	158	180
Property: Operations	159	190
Net gain on sale of properties	--	9
Total property	159	199
Other	(50)	(50)
Total	470	282

	Six month periods ended June 30, 2001	June 30, 2002
Capital expenditure:		
Shipping: Roll-on/Roll-off vessels	49	346
Crude oil tankers	13	209
Other shipping	4	3
Total shipping	66	558
Ferry lines	350	366
Drilling	389	74
Property operations	390	147
Other	2	3
Total	1,197	1,148

Note 4 Stockholders' Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 120 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in stockholders' equity for the period December 31, 2001 to June 30, 2002 are as follows:

	Capital stock	Restricted reserves	Unrestricted reserves	Total stockholders' equity
	(SEK in millions)			
Balance at December 31, 2001	5	895	10,210	11,110
Transfers between reserves	–	3	(3)	--
Foreign currency translation adjustments	–	(53)	(387)	(440)
Net income	--	--	(119)	(119)
Balance at June 30, 2002	5	845	9,701	10,551

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 5 US GAAP Information

The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and shareholders'equity of the Company is set forth in Note 24 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F.

The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

(SEK in millions)	Six month periods ended June 30, 2001	June 30, 2002
Net income under Swedish GAAP	208	(119)
Adjustments to reconcile to US GAAP:		
Disposal of assets	24	5
Depreciation of properties	(25)	(30)
Leases	(4)	--
Investments in securities	(74)	128
Financial instruments	(21)	229
Investment subsidies	1	1
Purchase accounting Stena Line	(180)	(130)
Investment in P&O Stena Line	(2)	(2)
Equity investee goodwill amortization	--	26
Pensions	(9)	16
Others	13	13
Tax effect of US GAAP adjustments	22	(95)
Net income under US GAAP	(47)	42

(SEK in millions)	As of December 31, 2001	As of June 30, 2002
Stockholders' equity under Swedish GAAP	11,110	10,551
Adjustments to reconcile to US GAAP:		
Disposal of assets	(101)	(96)
Depreciation of properties	(270)	(298)
Investments in securities	59	23
Investment subsidies	(19)	(18)
Financial instruments	(129)	100
Purchase accounting Stena Line	(73)	(202)
Investment in P&O Stena Line	(268)	(270)
Equity investee goodwill amortization	--	26
Pensions	28	33
Others	(138)	(118)
Tax effect of cumulative US GAAP adjustments	153	103
Stockholders' equity under US GAAP	10,352	9,834

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the six month periods ended June 30, 2001 and 2002 was SEK 233 million and SEK (544) million, respectively.

In 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". Upon further review and evaluation of the requirements of SFAS 133 and SFAS 138, it was determined that the Company did not fully meet the requirements to account for its derivative financial instruments as effective hedges for US GAAP purposes. For US GAAP purposes, all derivative financial instruments are being marked to market with changes in the value recorded in the income statement. Accordingly, amounts previously reported in 2001 for US GAAP purposes are different from the amounts reported above. In 2002, all derivative financial instruments have been appropriately marked to market for US GAAP purposes. The following table discloses amounts related to this correction:

(SEK in millions)	Six month period ended June 30, 2001	
	As previously reported	As adjusted
US GAAP Adjustment for Financial Instruments relating to net income	(21)	6
Tax effects of US GAAP adjustment as above	(2)	6
Net income under US GAAP	(28)	(47)

	As of December 31, 2001	
	As previously reported	As adjusted
US GAAP Adjustment for Financial Instruments relating to stockholders equity	(276)	(129)
Tax effects of Cumulative US GAAP adjustment above	77	36
Stockholders equity under US GAAP	10,246	10,352

The Company adopted SFAS 142 and SFAS 144 in 2002. SFAS 142 eliminates the amortization of goodwill and intangible assets with indefinite economic useful lives and addresses the amortization of intangible assets with finite lives and impairment testing and recognition for goodwill and intangible assets. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include the disposal of an individual business. As a result of the adoption of SFAS 142 and SFAS 144 the amortization of the goodwill recognized in connection with the Company's acquisition of P&O Stena Line ceased. No impairment charges resulted from the required transitional impairment evaluations.

The following reflects the impact that SFAS 142 would have had on prior period net income and earnings per share:

	Six month period ended June 30, 2001
Reported net income under US GAAP	(47)
Cease equity investee goodwill amortization	26
Adjusted net income under US GAAP	(21)

Recent U.S. accounting pronouncements issued but not yet adopted

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is currently reviewing the impact of the future adoption of SFAS No.143.

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64. Amendment of FASB Statement No.13 and Technical Corrections". SFAS No 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No 13, which will be adopted for transactions occurring subsequent to May 15, 2002. The Company has not evaluated the impact of adopting this standard on the consolidated financial statements.

In July, 2002, the FASB issued SFAS No 146 , "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 nullifies Emerging Issues Task Force Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initial measurement be at fair value. The statement is effective for exit or disposal activities that are initiated after December 31, 2002, although earlier adoption is encouraged.

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off Vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

The Company prepares the consolidated accounts in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from US GAAP. See note 5 as above and note 24 in the Form 20-F as of December 31, 2001.

Highlights of the first six months of 2002

In May 2002, the Company took delivery of the first RoRo vessel ordered in China, the *Stena Foreteller*. The vessel was chartered to a third party in June 2002.

The Company also acquired in May 2002 another RoRo vessel, which was originally ordered by the Company in Italy in 1995, but later cancelled. The vessel was partly completed by an Italian shipyard before cancellation and was acquired from the liquidator of that shipyard. The Company intends to make arrangements to complete the vessel, now named the *Chieftain*, at another shipyard, which has not yet been selected.

In June 2002, the Company took delivery of the *Stena Caribbean*, a coastal tanker vessel (C-MAX) built in Poland. The vessel was time-chartered to ChevronTexaco in July.

To further strengthen Ferry line operations, a number of vessel changes were made in the first quarter of 2002. The *Koningin Beatrix* was renamed the *Stena Baltica* and transferred to the Karlskrona-Gdynia route together with the *Stena Traveller*, which was previously on charter externally. The *Stena Europe* was transferred to the Fishguard-Rosslare route. The multipurpose ferry *Stena Galloway* was sold. The freight capacity of the *Stena Nautica*, which is employed on the Varberg-Grenaa route, was increased by approximately 100%.

In the first quarter of 2002, the Company acquired additional properties in the Netherlands for approximately SEK 90 million and sold properties in the south of Sweden for cash of approximately SEK 35 million. In the second quarter of 2002, properties were sold in the Netherlands for approximately SEK 47 million in cash. All proceeds were used to repay outstanding debt.

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar and, mainly for the ferry line operations, to the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Stena Line's revenues are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Excluding Stena Line, approximately 80% of the Company's revenues and 75% of direct operating expenses are generated in US dollars while approximately 15% of the Company's total revenues are generated in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation as presented below:

Stena AB and Consolidated Subsidiaries

Average rates

	Jan-June, 2001	Jan-June, 2002	Change	April-June, 2001	April-June, 2002	Change
US $	10.09	10.22	+3%	10.44	9.97	(5%)
British pound	14.52	14.74	+2%	14.82	14.57	(2%)
Euro	9.06	9.16	+1%	9.12	9.16	+1%

Closing rates

	December 31, 2001	June 30, 2002	Change
US $	10.6675	9.1625	(14%)
British pound	15.4750	14.0100	(9%)
Euro	9.4190	9.0825	(4%)

THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THREE MONTHS ENDED JUNE 30, 2001

Revenues

Total revenues increased SEK 94 million in the three months ended June 30, 2002 to SEK 3,417 million from SEK 3,323 million in the three months ended June 30, 2001, or 3%. Revenues in the three months ended June 30, 2002 were increased by the weakening of the SEK with respect to the Euro and decreased by the strengthening of the SEK with respect to the US dollar and the British pound.

Shipping. Shipping revenues primarily represent charter hires for the the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 205 million in the three months ended June 30, 2002 to SEK 423 million from SEK 628 million in the three months ended June 30, 2001, or (33)%. Revenues from chartering out Roll-on/Roll-off Vessels decreased SEK 8 million to SEK 65 million from SEK 73 million or (11)%, principally due to the expiration of a charter to a third party. The vessel was subsequently utilized in the Company's ferry operations. Revenues from crude oil tankers decreased SEK 201 million in the three months ended June 30, 2002 to SEK 337 million from SEK 538 million in the three months ended June 30, 2001, or (37)%, due to the sale in December 2001 of the *Stena Companion* and decreased revenues in all tanker segments as a consequence of lower charter rates in the spot market, partly offset by three additional tankers chartered in.

Net Gain on Sale of Vessels, Shipping. In the three months ended June 30, 2002, the Company sold no vessels. In the three months ended June 30, 2001, the Company recorded gains of SEK 1 million from final adjustments from the sale of two vessels in prior quarter.

Ferry Lines. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry line operations increased SEK 145 million in the three months ended June 30, 2002 to SEK 2,209 million from SEK 2,064 million in the three months ended June 30, 2001, or 7%, mainly due to increased volumes of passengers, cars and freight.

Net Gain on Sale of Vessels, Ferry Lines. In the three months ended June 30, 2002, the Company incurred losses of SEK (2) million, mainly related to the sale in the first quarter 2002 of the ferry *Stena Galloway*. The Company sold no ferries in the three months ended June 30, 2001.

Drilling. Drilling revenues consist of charter hires for the Company's drilling rigs. Revenues from drilling operations increased SEK 111 million in the three months ended June 30, 2002 to SEK 550 million from SEK 439 million in the three months ended June 30, 2001, or 25%, mainly due to the delivery of the *Stena Don* in December 2001 and increased dayrates for the *Stena Spey* and the *Stena Clyde*, partly offset by reduced revenues for the *Stena Dee* due to lower dayrates and offhire. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 33 million in the three months ended June 30, 2002 to SEK 221 million from SEK 188 million in the three months ended June 30, 2001, or 18%, mainly due to the acquisition of properties in Sweden in the second half of 2001.

Net Gain on Sale of Properties. In the three months ended June 30, 2002, the Company made gains of SEK 13 million on the sale for cash of properties in the Netherlands. The Company sold no properties in the three months ended June 30, 2000.

Direct Operating Expenses

Total direct operating expenses decreased SEK 105 million in the three months ended June 30, 2002 to SEK 2,182 million from SEK 2,287 million in the three months ended June 30, 2001, or (5)%. Expenses in the three months ended June 30, 2002 were increased by the weakening of the SEK with respect to the Euro and decreased by the strengthening of the SEK with respect to the US dollar and the British pound.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 71 million in the three months ended June 30, 2002 to SEK 330 million from SEK 401 million in the three months ended June 30, 2001 or (18)%. Direct operating expenses with respect to Roll-on/Roll-off Vessels decreased SEK 34 million to SEK 19 million from SEK 53 million or (64)%. Direct operating expenses for the three months ended June 30, 2001 included a charge of SEK 30 million for a portion of the final settlement for the cancelled four Italian RoRo newbuildings. The balance of that settlement, SEK 45 million, was included as Other financial expense. Direct operating expenses associated with crude oil tankers decreased SEK 30 million to SEK 312 million from SEK 342 million, or (9)%, mainly due to currency effects. Direct operating expenses for crude oil operations for the three months ended June 30, 2002 were 93% of revenues, as compared to 64% for the three months ended June 30, 2001. Direct operating expenses for crude oil tankers include time-charter costs, which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage. The change in operating expenses as a percentage of revenues reflects primarily the decline in charter rates in the spot market.

Ferry Lines. Direct operating expenses for ferry lines consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. Direct operating expenses for ferry line operations decreased SEK 61 million in the three months ended June 30, 2002 to SEK 1,552 million from SEK 1,613 million in the three months ended June 30, 2001, or (4)%, partly due to a tax subsidy for social security costs for onboard personnel introduced in Sweden on October 1, 2001, partly offset by higher vessel costs on certain routes as a result of vessel changes made to increase capacity. Direct operating expenses for ferry line operations for the three months ended June 30, 2002 decreased to 70% of revenues, as compared to 78% for the three months ended June 30, 2001.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 14 million in the three months ended June 30, 2002 to SEK 209 million from SEK 195 million in the three months ended June 30, 2001, or 7%, mainly due to the delivery of the *Stena Don* in December 2001, partly offset by lower expenses for the *Stena Dee* while it was offhire. Direct operating expenses from drilling operations for the three months ended June 30, 2002 were 38% of drilling revenues as compared to 44% for the three months ended June 30, 2001.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 14 million in the three months ended June 30, 2002 to SEK 90 million from SEK 76 million in the three months ended June 30, 2001, or 18%, primarily due to increased expenses as a result of the acquisition of properties in Sweden in the second half of 2001. Direct operating expenses from property operations in the three months ended June 30, 2002 were 41% of property revenues, as compared to 40% for the three months ended June 30, 2001.

Selling and Administrative Expenses

Selling and administrative expenses increased SEK 41 million in the three months ended June 30, 2002 to SEK 375 million from SEK 334 million in the three months ended June 30, 2001, or 12%, mainly due to increased advertising and sales expenses for ferry line operations, increased administrative expenses and costs relating to the operation of the *Stena Don.*

Depreciation and Amortization

Depreciation and amortization charges increased SEK 71 million in the three months ended June 30, 2002 to SEK 444 million from SEK 373 million in the three months ended June 30, 2001, or 19%, mainly due to the deliveries of the rig *Stena Don* in December 2001 and the RoRo vessel *Stena Foreteller* in May 2002, partly offset by the sale of the *Stena Companion* in the last quarter of 2001.

Share of Affiliated Companies' Results

The Company's share of affiliated companies' results in the three months ended June 30, 2002 amounted to a gain of SEK 51 million relating to P&O Stena Line as compared to a gain of SEK 34 million in the three months ended June 30, 2001. The results of P&O Stena Line in 2001 were negatively affected by decreased travel as a result of the outbreak of foot and mouth desease in the United Kingdom.

Financial Income and Expense, Net

Financial income and expense, net decreased SEK 202 million in the three months ended June 30, 2002 to SEK (315) million from SEK (113) million in the three months ended June 30, 2001.

Net gain (loss) on securities in the three months ended June 30, 2002 was SEK (82) million, of which SEK (7) million related to unrealized losses on equity securities and SEK (75) million related to marketable securities, mainly related to unrealized losses on emerging market high-yield bonds. Net gain on securities in the three months ended June 30, 2001 was SEK 135 million, mainly related to realized gains from the sale of marketable securities.

Interest income in the three months ended June 30, 2002 decreased SEK 3 million to SEK 13 million from SEK 16 million in the three months ended June 30, 2001, or (19)%.

Interest expense for the three months ended June 30, 2002 decreased SEK 5 million to SEK (233) million from (238) million for the three months ended June 30, 2001 or (2)%. Interest expense decreased primarily due to lower interest rates, partially offset by interest expense for the *Stena Don*, which was delivered in December 2001, and additional indebtedness as a result of properties acquired in Sweden in the second half of 2001.

During the three months ended June 30, 2002, the Company had foreign exchange losses, net of SEK (2) million consisting of gains of SEK 8 million from currency trading and losses of SEK (10) million from translation differences. In the three months ended June 30, 2001, the Company had foreign exchange gains, net of SEK 4 million consisting of gains of SEK 8 million from currency trading and losses of SEK (4) million from translation differences.

Other financial income (expense), net the three months ended June 30, 2002 was SEK (22) million, principally consisting of amortization of deferred financing charges and bank fees. Other financial income (expense), net for the three months ended June 30, 2001 was SEK (34) million and included financial costs of SEK 45 million relating to the final settlement for the RoRo vessels cancelled in Italy, partly offset by income arising on a financing agreement for a tanker vessel.

Income Taxes

Income taxes for the three months ended June 30, 2002 were SEK (131) million, consisting of net refunds of current taxes of SEK 4 million and deferred taxes of SEK (135) million. The high effective tax rate during the period is affected by the distribution of the Company's earnings among its subsidiaries. During the current period, income was realized in subsidiaries in jurisdictions with varying tax rates while losses were incurred in subsidiaries operating in jurisdictions where there is no income tax.

Income taxes in the three months ended June 30, 2001 were SEK (120) million, consisting of SEK (124) million of current taxes and SEK 4 million of deferred taxes.

SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

Revenues

Total revenues increased SEK 77 million in the first six months of 2002 to SEK 6,159 million from SEK 6,082 million in the first six months of 2001, or 1%. Revenues in the first six months of 2002 were increased by the weakening of the SEK with respect to the Euro, the US dollar and the British pound.

Shipping. Shipping revenues primarily represent charter hires for the the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 426 milion in the first six months of 2002 to SEK 907 million from SEK 1,333 million in the first six months of 2001, or (32)%. Revenues from chartering out Roll-on/Roll-off Vessels decreased SEK 23 million to SEK 127 million from SEK 150 million, or (15)% as a consequence of the sale of the *Stena Partner* in March 2001 and the expiration of a charter to a third party. This vessel was subsequently utilized in the Company's ferry operations. Revenues from crude oil tankers decreased SEK 410 million in the first six months of 2002 to SEK 739 million from SEK 1,149 million in the first six months of 2001, or (36)%, due to the sale in December 2001 of the *Stena Companion* and decreased revenues in all tanker segments as a consequence of lower charter rates in the spot market, partly offset by three additional tankers chartered in.

Net Gain on Sale of Vessels, Shipping. In the first six months of 2002, the Company sold no vessels. In the first six months of 2001, the Company recorded gains of SEK 124 million on the sale of the RoRo vessel *Stena Partner* and the VLCC tanker *Stena Concordia.*

Ferry Lines. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry line operations increased SEK 255 million in the first six months of 2002 to SEK 3,708 million from SEK 3,453 million in the first six months of 2001, or 7%, principally due to increased volumes of passengers, cars and freight.

Net Gain on Sale of Vessels, Ferry Lines. In the first six months of 2002, the Company incurred losses of SEK (2) million, mainly related to the sale of the ferry *Stena Galloway.* The Company sold no ferries in the first six months of 2001.

Drilling. Drilling revenues consist of charter hires for the Company's drilling rigs. Revenues from drilling operations increased SEK 290 million in the first six months of 2002 to SEK 1,091 million from SEK 801 million in the first six months of 2001, or 36%, principally due to the delivery of the *Stena Don* in December 2001 and increased dayrates for the *Stena Spey* and the *Stena Clyde*, partly offset by reduced revenues for the *Stena Dee* due to lower dayrates and offhire. The change in day rates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

Property. Property revenues consist of rents for properties owned and management fees from properties managed by the Company. Revenues from property operations increased SEK 74 million in the first six months of 2002 to SEK 440 million from SEK 366 million in the first six months of 2001, or 20%, mainly due to the acquisition of additional properties in Sweden in the second half of 2001.

Net Gain on Sale of Properties. Net gains on sale of properties in the first six months of 2002 of SEK 9 million consisted of a gain of SEK 13 million on the sale for cash of properties in the Netherlands, partly offset by losses of SEK (4) million on the sale for cash of properties in Sweden. In the first six months of 2001, the Company made no sales of properties.

Direct Operating Expenses

Total direct operating expenses increased SEK 30 million in the first six months of 2002 to SEK 4,255 million from SEK 4,225 million in the first six months of 2001, or 1%. Expenses in first six months of 2002 were increased by weakening of the SEK with respect to the Euro, the US dollar and the British pound.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 74 million in the first six months of 2002 to SEK 752 million from SEK 826 million in the first six months of 2001 or (9)%. Direct operating expenses with respect to Roll-on/Roll-off Vessels decreased SEK 31 million to SEK 45 million from SEK 76 million or (41)% . Direct operating expenses for the first six months of 2001 included a provision of SEK 30 million regarding the final settlement for the cancelled four Italian RoRo newbuildings. The balance of that settlement, SEK 45 million, was included as Other financial expense. Direct operating expenses associated with crude oil tankers decreased SEK 41 million to SEK 708 million from SEK 749 million, or (5)%, mainly due to lower rates for chartered vessels, the sale of the *Stena Companion*, partially offset by currency effects. Direct operating expenses for crude oil operations for the first six months of 2002 were 96% of revenues, as compared to 65% for the first six months of 2001. Direct operating expenses for crude oil tankers include time-charter costs which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage. The change in operating expenses as a percentage of revenues reflects primarily the decline in charter rates in the spot market.

Ferry Lines. Direct operating expenses for ferry lines consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. Direct operating expenses for ferry line operations decreased SEK 28 million in the first six months of 2002 to SEK 2,856 million from SEK 2,884 million in the first six months of 2001, or (1)%, partly due to a tax subsidy system for social security costs for onboard personnel introduced in Sweden on October 1, 2001, partly offset by higher vessel costs on certain routes as a result of vessel changes to increase capacity. Direct operating expenses for ferry line operations for the first six months of 2002 decreased to 77% of revenues, as compared to 84% for the first six months of 2001.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 107 million in the first six months of 2002 to SEK 461 million from SEK 354 million in the first six months of 2001, or 30%, mainly due to the delivery of the *Stena Don* in December 2001, partly offset by lower expenses for the *Stena Dee* while it was offhire. Direct operating expenses from drilling operations for the first six months of 2002 were 42% of drilling revenues as compared to 44% for the first six months of 2001.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 32 million in the first six months of 2002 to SEK 185 million from SEK 153 million in the first six months of 2001, or 21%, primarily due to increased expenses as a result of additional properties acquired in Sweden from July to December 2001. Direct operating expenses from property operations in the first six months of 2002 were 42% of property revenues, the same as for the first six months of 2001.

Selling and Administrative Expenses

Selling and administrative expenses increased SEK 72 million in the first six months of 2002 to SEK 732 million from SEK 660 million in the first six months of 2001, or 11%, mainly due to increased personnel and advertising and sales expenses for ferry line operations, increased administrative expenses and costs relating to the operation of the *Stena Don*.

Depreciation and Amortization

Depreciation and amortization charges increased SEK 163 million in the first six months of 2002 to SEK 890 million from SEK 727 million in the first six months of 2001, or 22%, mainly due to the deliveries of the rig *Stena Don* in December 2001, the RoPax vessel *Stena Hollandica* in February 2001 and the RoRo vessel *Stena Foreteller* in May 2002, partly offset by the sale of the *Stena Partner* in the first quarter of 2001 and the sale of the *Stena Companion* in the last quarter of 2001.

Share of Affiliated Companies' Results

The Company's share of affiliated companies' results in the first six months of 2002 was a gain of SEK 4 million relating to P&O Stena Line as compared to a loss of SEK (31) million in the first six months of 2001. The results of P&O Stena Line in 2001 were negatively affected by decreased travel as a result of the outbreak of foot and mouth desease in the United Kingdom.

Financial Income and Expense, Net

Financial income and expense, net decreased SEK 246 million in the first six months of 2002 to a loss of SEK (389) million from a loss of SEK (143) million in the first six months of 2001.

Net gain (loss) on securities in the first six months of 2002 was SEK (70) million, of which SEK 8 million related to net realized gains on equity securities and SEK (78) million related to marketable securities, mainly related to unrealized losses on emerging market high-yield bonds. Net gain on securities in the first six months of 2001 amounted to a net gain of SEK 151 million, mainly related to realized gains from the sale of marketable securities.

Interest income in the first six months of 2002 decreased SEK 22 million to SEK 37 million from SEK 59 million in the first six months of 2001 due to a reduction in average cash and cash equivalents.

Interest expense for the first six months of 2002 decreased SEK 5 million to SEK (477) million from SEK (482) million for the first six months of 2001. Interest expense decreased mainly due to lower interest rates, partially offset by interest expense for the *Stena Don*, delivered in December 2001, and additional indebtedness as a result of properties acquired in Sweden in the second half of 2001.

During the first six months of 2002, the Company had foreign exchange losses, net of SEK (10) million consisting of gains of SEK 36 million from currency trading and losses of SEK (46) million from translation differences. In the first six months of 2001, the Company had foreign exchange losses, net of SEK (27) million consisting of gains of SEK 5 million from currency trading and losses of SEK (32) million from translation differences.

Other financial income (expense) of SEK 120 million for the first six months of 2002 includes SEK 147 million relating to amortization of the excess of SEK 658 million of the acquisition value of Stena Line Senior Notes over their redemption price as acquired in late 2000. This excess value is being amortized between 2001 and early 2004 in the first and last quarters of each year, according to a plan established at the end of 2000. Other financial income (expense) for the first six months of 2001 was to SEK 152 million, including amortization of SEK 200 million relating to the Stena Line Senior Notes and of other items aggregating SEK (48) million, including financial costs of SEK 45 million relating to the final settlement for the RoRo vessels cancelled in Italy, partly offset by income on a financing agreement for a tanker vessel.

Income Taxes

Income taxes in the first six months of 2002 were SEK (17) million, consisting of net refunds of current taxes of SEK 2 million and deferred taxes of SEK (19) million. Income (loss) before taxes in the first six months of 2002 amounted to SEK (102) million. A provision for taxes was incurred due to the distribution of the Company's earnings among its subsidiaries. During the current period, income was realized in subsidiaries in jurisdictions with varying tax rates while losses were incurred in subsidiaries operating in jurisdictions where there is no income tax.

Income taxes in the first six months of 2001 was SEK (88) million, consisting of SEK (123) million related to current taxes and SEK 35 million related to deferred taxes.

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to: (i) servicing debt; (ii) financing the purchase of vessels and other assets; and (iii) funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of June 30, 2002, the Company had total cash and marketable securities of SEK 1,880 million as compared with SEK 3,635 million at December 31, 2001.

Cash flows provided by operating activities increased to SEK 801 million for the six months ended June 30, 2002 from SEK 266 million for the six months ended June 30, 2001. Cash flows used in investing activities amounted to SEK (1,190) million for the six months ended June 30, 2002, primarily as a result of investments in properties and in the newbuilding program regarding RoRo, RoPax and crude oil tanker vessels. For the six months ended June 30, 2001, cash flows used in investing activities amounted to SEK (789) million. Total investments in RoRo, RoPax, crude oil tanker and drilling rig newbuildings on order at June 30, 2002 were SEK 814 million as compared to SEK 756 million at December 31, 2001. This investment program, including the partly finished RoRo vessel the *Chieftain*, is to be completed in total in early 2004. Cash flows used in financing activities amounted to SEK (1,064) million for the six months ended June 30, 2002, mainly relating to repayment of debt. For the six months ended June 30, 2001, cash flows provided by financing activities amounted to SEK 177 million.

Total interest bearing debt at June 30, 2002 amounted to SEK 16,759 million as compared with SEK 19,028 million at December 31, 2001. The decrease is related to net repayment of debt and currency effects as above.

As of June 30, 2002, the Company had three revolving credit facilities. The $500 million Revolving Credit Facility has been reduced to $428 million in connection with sales of vessels, used for collateral under this facility, and terminates in September 2004. As of June 30, 2002, the utilized portion of the $428 million Revolving Credit Facility was $427 million, out of which $393 million was actually drawn and $34 million used for issuing of bank guarantees. As of December 31, 2001, the utilized part of this facility was $377 million, of which $342 million was actually drawn and $35 million used for issuing of bank guarantees. The Company took delivery of the *Stena Don* in late 2001 at a value of approximately $370 million. This delivery was financed through this credit facility. The $275 million Revolving Credit Facility terminates in September 2006. As of June 30, 2002, the utilized portion of this facility was $140 million, all of which drawn. As of December 31, 2001, the utilized portion of this facility was $45 million. The EUR 200 million unsecured revolving credit facility terminates in September 2002. As of June 30, 2002, the EUR facility was not utilized. As of December 31, 2001, it was fully drawn.

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

Restricted Group Data represents the Company's selected consolidated financial information excluding the property business segment (with the exception of one property). The Company's property operations are conducted through various subsidiaries. The Company issued $175 million 10 ½% Senior Notes due 2005 on December 20, 1995, and issued $175 million 8 ¾% Senior Notes due 2007 on October 1, 1997 (collectively, the "Notes"). In 2000, the Company repurchased $30 million of its outstanding 10 ½% Senior Notes due 2005 and in 2001 repurchased an additional $15 million of the same notes. For purposes of the Indentures under which the Notes were issued (the "Indentures"), these subsidiaries in the property operations will be designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, will not be bound by the restrictive provisions of the Indentures.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

RESTRICTED GROUP DATA
(SWEDISH GAAP)

	Six month periods ended June 30,		
	2001 SEK	2002 SEK	2002 $ (1)
		(in millions)	
INCOME STATEMENT DATA:			
Revenues from operations	5,598	5,716	621
Net gain (loss) on sale of vessels	124	--	--
Total revenues	5,722	5,716	621
Operating expenses	(4,708)	(4,773)	(519)
EBITDA	1,014	943	102
Depreciation and amortization	(703)	(860)	(93)
Income from operations	311	83	9
Share of affiliated companies' results	(31)	4	1
Dividends received	4	11	1
Interest income	55	35	4
Interest expense	(366)	(348)	38
Other financial items	277	39	4
Total financial income and expense	(30)	(263)	(29)
Minority interest	--	1	–
Income before taxes	250	(175)	(19)
OTHER DATA:			
Capital expenditure	(807)	1,001	109
Adjusted EBITDA (2)	1,069	979	106

(1) Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 9.2070, the Noon Buying Rate on June 30, 2002.

(2) EBITDA is computed as Total revenues less Operating expenses. Adjusted EBITDA is computed as EBITDA plus the sum of interest income, minority interest and cash dividends received from affiliated companies. The Company has included information concerning Adjusted EBITDA because certain investors use it as a measure of the Company's ability to service its debt. Adjusted EBITDA is not required under generally accepted accounting principles in Sweden and the US and should not be considered an alternative to net income or any other measure of performance required by Swedish GAAP or US GAAP or as an indicator of the Company's operating performance and should be read in conjunction with the Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere herein.

RESTRICTED GROUP DATA (SWEDISH GAAP)

	Dec 31, 2001 SEK	June 30, 2002 SEK	June 30, 2002 $ (1)
		(in millions)	
BALANCE SHEET DATA:			
Tangible fixed assets	19,433	17,599	1,911
Investments in affiliated companies	2,184	1,968	214
Marketable securities	1,077	724	79
Other non-current assets	1,880	2,122	230
Total non-current assets	24,574	22,413	2,434
Short-term investments	376	433	47
Cash and cash equivalents	2,131	688	75
Other current assets	3,126	3,548	386
Total current assets	5,633	4,669	508
Total assets	30,207	27,082	2,942
Total stockholders' equity	11,300	10,690	1,162
Deferred income taxes	561	547	59
Long-term debt	11,640	11,446	1,243
Other non-current liabilities	858	449	49
Total non-current liabilities	12,498	11,895	1,292
Short-term debt	2,719	723	79
Other current liabilities	3,129	3,227	350
Total current liabilities	5,848	3,950	429
Total stockholders' equity and liabilities	30,207	27,082	2,942

SUBSEQUENT EVENTS

On April 23, 2002, the Company signed a memorandum of understanding with P&O relating to the sale of Stena Line's 40% shareholding in P&O Stena Line to P&O. On August 13, 2002, Stena Line sold its 40% interest in P&O Stena Line to P&O for approximately £150 million in cash. In connection with the sale, P&O also paid Stena Line £30 million for repayment of an outstanding loan to P&O Stena Line and Stena Line received approximately £11 million relating to dividends and interest. The proceeds of the sale were used to repay borrowings under revolving credit facilities. The gain on the sale will be included in the accounts for the third quarter of 2002. Stena Line also purchased from P&O North Sea Ferries Limited three ships which operated on P&O's Felixstowe-Rotterdam freight route for total cash consideration of approximately £12 million.

The Company sold the VLCC tanker *Stena Conductor* in July 2002 for approximately $14 million. The proceeds of the sale were used to repay borrowings under credit facilities.